Exhibit 99.2

Quhuo Limited

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: QH)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on October 29, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Quhuo Limited (the “Company”) will be held at 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on October 29, 2021 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions:

1.	To ratify the appointment of Ms. Wenting Ji as a director of the board of directors of the Company (the “Board”). The biography of Ms. Ji is included in the Exhibit A attached hereto; and

2.	To ratify the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

The Board has provided the following resolutions for approval by the Company’s shareholders:

RESOLVED THAT the appointment of Ms. Wenting Ji as a director of the Board be, and hereby is, ratified;

RESOLVED THAT the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 be, and hereby is, ratified.

The Board has fixed the close of business on September 24, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents one Class A ordinary share.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. We have instructed the Depositary to provide to all ADS holders a Voting Instruction Card and a Notice of Meeting providing to ADS holders information contained in this notice of AGM and a statement and instructions as to voting by ADS holders. If you wish to have the Depositary, through its nominee or nominees, vote the Class A ordinary shares represented by your ADSs, please execute and timely forward the Voting Instruction Card sent to you by the Depositary in accordance with the instructions provided by the Depositary. A postage-paid return envelope may be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the AGM. Please note that if you do not timely provide the Depositary with voting instructions with regard to a matter, you will be deemed to have granted a discretionary proxy to a person designated by the Company with respect to such matter with regard to the Class A ordinary shares represented by your ADSs if the Company (i) timely requests such a proxy, (ii) reasonably does not know of any material opposition to such matter, and (iii) confirms that such matter is not materially adverse to the interests of shareholders. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 10:00 a.m. (Eastern Daylight Time), October 22, 2021. Only the registered holders of record at the close of business on September 24, 2021 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.quhuo.cn/. For a hard copy, shareholders may contact the Company via telephone number (86-10) 5338-4963, or via email to ir@meishisong.cn.

By Order of the Board of Directors,

/s/ Leslie Yu
Leslie Yu
Chairman

Beijing, September 23, 2021

Exhibit A

Biography of Ms. Wenting Ji (“Ms. Ji”)

Ms. Wenting Ji has served as our chief financial officer since January 2019. She also served as our director from August 2019 to July 2020. Prior to joining us, Ms. Ji held the position of chief financial officer at Delsk Group from July 2017 to December 2018. Ms. Ji served as the vice president of finance at Yoyi Digital from January 2012 to July 2017. From May 2007 to January 2012, Ms. Ji served as the financial reporting director at Fang Holdings Limited (NYSE: SFUN). Ms. Ji received her bachelor’s and master’s degree in economics from Nankai University in 1996 and 1999, respectively. Ms. Ji has been a member of the Chinese Institute of Certified Public Accountants since 2005 and a member of the Association of Chartered Certified Accountants since 2007.